Exhibit 99.1

Fiverr Announces First Quarter 2026 Results

●	Solid Q1’26 execution: Revenue and Adjusted EBITDA both exceeded the midpoint of our guidance, reflecting disciplined execution as we progress through our multi-year transformation.

●
Momentum in higher-value work: Projects over $1,000 grew at a strong double-digit rate, driven by 18% y/y growth in clients completing $1,000+ projects and an expanding base of talent serving these engagements.

●	Early progress on trust and quality: Ongoing improvements to matching infrastructure are beginning to show results, with early Fiverr Pro tests reducing mismatch rates by nearly 10%.

●	Advancing toward a work platform: Continued investments in fulfillment and workflow infrastructure to improve project visibility, coordination and quality across the platform.

●
Raising Adjusted EBITDA guidance: We are reiterating our revenue guidance and raising Adjusted EBITDA guidance for the full-year 2026. The updated guidance reflects solid performance in Q1’26 as well as continued uncertainty in market conditions. It also underscores the strength of our core marketplace profitability, alongside our continued commitment to maintaining financial discipline while investing in the transformation.

NEW YORK, April 29, 2026 - Fiverr International Ltd. (NYSE: FVRR), the company that is transforming the way the world creates and works together, today reported financial results for the first quarter 2026. Additional operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“The year started with execution reflecting the early momentum of our AI-led transformation. Our multi-year plan is moving into focus as we shift from a transactional marketplace to a sophisticated work platform. We are seeing a healthy flywheel effect in the high-value work on Fiverr, with growth momentum across clients and talent who are engaged in complex projects. With our unique business model and differentiated data assets based on real transactions, we have a strong right to win in this new era of human-in-the-loop collaboration,” said Micha Kaufman, founder and CEO of Fiverr. “I am incredibly proud of our team’s focus as we execute through this transformation and build the future of work.”

"Our performance in the first quarter demonstrates the underlying strength and profitability of our core marketplace. We remain committed to funding our transformation with strict financial discipline, ensuring that our long-term investments are balanced with near-term profitability,” said Esti Levy Dadon, CFO of Fiverr. “2026 is a transformational year at Fiverr. We are seeing early signals that our investments in high-value work and platform capabilities are beginning to take hold, reinforcing our confidence in the path we are executing.”

First Quarter 2026 Financial Highlights

●	Revenue in the first quarter of 2026 was $105.5 million, compared to $107.2 million in the first quarter of 2025, a decrease of 1.6% year over year.

●	Marketplace revenue in the first quarter of 2026 was $67.1 million, compared to $77.7 million in the first quarter of 2025, a decline of 13.6% year over year.

●	Annual active buyers[1] as of March 31, 2026, were 2.9 million, compared to 3.5 million as of March 31, 2025, a decline of 17.8% year over year.

●	Annual spend per buyer[1] as of March 31, 2026, reached $356, compared to $309 as of March 31, 2025, an increase of 15.4% year over year.

●	Marketplace take rate[1] for the twelve months period ended March 31, 2026 and 2025 was 27.7%.

●	Services revenue in the first quarter of 2026 was $38.4 million, compared to $29.5 million in the first quarter of 2025, an increase of 30.0% year over year.

●
GAAP gross margin in the first quarter of 2026 was 82.1%, an increase of 110 basis points from 81.0% in the first quarter of 2025. Non-GAAP gross margin[1] in the first quarter of 2026 was 84.8%, an increase of 40 basis points from 84.4% in the first quarter of 2025.

●
GAAP net income in the first quarter of 2026 was $8.6 million, or $0.24 basic net income per share and $0.23 diluted net income per share, compared to $0.8 million GAAP net income, or $0.02 basic and diluted net income per share in the first quarter of 2025.

●
Non-GAAP net income[1] in the first quarter of 2026 was $22.9 million, or $0.64 basic non-GAAP net income per share[1] and $0.62 diluted non-GAAP net income per share[1], compared to $25.0 million non-GAAP net income[1], or $0.70 basic non-GAAP net income per share[1] and $0.64 diluted non-GAAP net income per share[1], in the first quarter of 2025.

●	Net cash provided by operating activities in the first quarter of 2026 was $21.2 million, compared to $28.3 million in the first quarter of 2025, a decrease of 25.2% year over year.

●	Free cash flow[1] in the first quarter of 2026 was $21.0 million, compared to $27.4 million in the first quarter of 2025, a decrease of 23.2% year over year.

●
Adjusted EBITDA[1] in the first quarter of 2026 was $22.6 million, compared to $19.4 million in the first quarter of 2025. Adjusted EBITDA margin[1] was 21.4% in the first quarter of 2026, compared to 18.1% in the first quarter of 2025, representing a 330 basis points improvement year over year.

Financial Outlook

Our Q2'26 and full-year 2026 guidance reflect the recent trends in our marketplace.

	Q2 2026	FY 2026
Revenue	$95 - $103 million	$380 - $420 million
y/y growth	(13)% - (5)%	(12)% - (3)%
Adjusted EBITDA(1)	$16 - $20 million	$64 - $80 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, April 29, 2026, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the conference call, please dial: Toll-Free: 1-833-630-1956 or International: 1-412-317-1837.

1 See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

About Fiverr

Fiverr’s mission is to transform the way the world creates and works together. We’re shaping the future of work with the world’s leading open platform, seamlessly connecting top talent and cutting-edge technology with businesses around the globe. From expert freelancers in over 750 skilled categories to best-in-class GenAI models and agents, Fiverr provides the most advanced and comprehensive talent and tools for digital services—helping businesses get mission-critical projects done fast and cost-effectively.

From small businesses to Fortune 500 companies, millions trust Fiverr for projects in software and AI development, digital marketing, finance, business consulting, video animation, music, architecture, and more.

Learn how to future-proof your business with exceptional talent and cutting-edge tools at fiverr.com. Follow us on LinkedIn, Instagram, TikTok, and Facebook.

Investor Relations:
Jinjin Qian
Emily Greenstein
investors@fiverr.com

Press:
Jenny Chang
press@fiverr.com

Source: Fiverr International Ltd.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$135,841	$125,215
Marketable securities	66,934	117,705
User funds	164,470	159,849
Bank deposits	70,000	40,000
Restricted deposit	3,411	3,409
Other receivables	34,018	34,465
Total current assets	474,674	480,643

Long-term assets:
Marketable securities	21,883	-
Property and equipment, net	3,058	3,360
Operating lease right of use asset	2,777	3,513
Deferred Tax Assets, net	27,335	26,423
Intangible assets, net	33,524	36,554
Goodwill	126,313	126,313
Other non-current assets	5,656	7,795
Total long-term assets	220,546	203,958

TOTAL ASSETS	$695,220	$684,601

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$9,926	$9,081
User accounts	153,028	149,454
Deferred revenue	20,171	18,567
Other account payables and accrued expenses	71,387	68,426
Operating lease liabilities	2,752	3,365
Total current liabilities	257,264	248,893

Long-term liabilities:
Operating lease liabilities	623	798
Other non-current liabilities	16,637	22,926
Total long-term liabilities	17,260	23,724

TOTAL LIABILITIES	$274,524	$272,617

Shareholders' equity:
Share capital and additional paid-in capital	797,338	786,195
Accumulated deficit	(377,192)	(377,739)
Accumulated other comprehensive income	550	3,528
Total shareholders' equity	420,696	411,984

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$695,220	$684,601

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenue	$105,491	$107,184
Cost of revenue	18,833	20,396
Gross profit	86,658	86,788

Operating expenses:
Research and development	18,061	23,627
Sales and marketing	45,579	47,390
General and administrative	14,523	20,966
Total operating expenses	78,163	91,983
Operating income (loss)	8,495	(5,195)
Financial income and other, net	1,963	7,325
Income before taxes on income	10,458	2,130
Taxes on income	(1,894)	(1,332)
Net income attributable to ordinary shareholders	$8,564	$798
Basic net income per share attributable to ordinary shareholders	$0.24	$0.02
Basic weighted average ordinary shares	35,971,243	36,019,143
Diluted net income per share attributable to ordinary shareholders	$0.23	$0.02
Diluted weighted average ordinary shares	36,601,102	37,292,846

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
	(Uaudited)	(Uaudited)
Cash flows from operating activities:
Net income	$8,564	$798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,414	4,284
Amortization of premium and accretion of discount of marketable securities, net	(247)	(67)
Amortization of discount and issuance costs of convertible notes	-	641
Shared-based compensation	8,982	15,754
Exchange rate fluctuations and other items, net	126	1
Revaluation of earn-outs	163	3,262
Changes in assets and liabilities:
User funds	(4,621)	(13,740)
Operating lease ROU assets and liabilities	(52)	(73)
Other receivables	(647)	2,112
Deferred tax assets, net	(912)	(1,681)
Trade payables	808	1,304
Deferred revenue	1,604	1,912
User accounts	3,574	12,935
Payment of earn-out	(3,483)	-
Other accounts payable and accrued expenses	3,582	1,023
Non-current liabilities	321	(156)
Net cash provided by operating activities	21,176	28,309

Investing Activities:
Investment in marketable securities	(24,424)	(55,652)
Proceeds from maturities of marketable securities	53,332	83,169
Investment in short-term bank deposits	(30,000)	(1,500)
Proceeds from short-term bank deposits	-	843
Purchase of property and equipment	(159)	(287)
Capitalization of internal-use software	-	(661)
Other receivables and non-current assets	901	-
Net cash provided by (used in) investing activities	(350)	25,912

Financing Activities
Repurchases of common stock	(8,017)	-
Proceeds from exercise of share options	980	478
Payment of earn-out	(1,717)	-
Proceeds from withholding tax related to employees' exercises of share options and RSUs, net	(281)	(1,061)
Deferred payment related to business combination	(1,078)	-
Net cash used in financing activities	(10,113)	(583)

Effect of exchange rate fluctuations on cash and cash equivalents	(87)	(6)

Increase in cash and cash equivalents	10,626	53,632
Cash and cash equivalents at the beginning of the period	125,215	133,472
Cash and cash equivalents at the end of the period	$135,841	$187,104

REVENUE BREAKDOWN
(In thousands1)

	Three Months Ended
	March 31,
	2026	2025
Marketplace Revenue	$67,134	$77,674
Annual Active Buyers	2,907	3,536
Annual Spend per Buyer	$356	$309
Marketplace Take Rate	27.7%	27.7%

Services Revenue	$38,357	$29,510
Total Revenue	$105,491	$107,184

(1) Except for Annual Spend per Buyer and Marketplace Take Rate

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP gross profit	$86,788	$88,264	$88,137	$88,304	$86,658	$320,915	$351,493
Add:
Share-based compensation	423	403	365	39	256	2,136	1,230
Depreciation and amortization	3,164	3,155	2,186	2,446	2,582	7,017	10,951
Restructuring costs	-	-	238	(35)	-	-	203
Earn-out revaluation, acquisition related costs and other	44	-	(43)	6	6	28	7
Non-GAAP gross profit	$90,419	$91,822	$90,883	$90,760	$89,502	$330,096	$363,884
Non-GAAP gross margin	84.4%	84.5%	84.2%	84.7%	84.8%	84.3%	84.4%

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income attributable to ordinary shareholders	$798	$3,188	$5,537	$11,460	$8,564	$18,246	$20,983
Add:
Depreciation and amortization	4,284	4,089	3,074	3,245	3,414	10,476	14,692
Share-based compensation	15,754	14,055	11,925	9,655	8,982	73,942	51,389
Impairment of intangible assets	-	-	2,400	-	-	-	2,400
Restructuring costs	-	-	3,567	(143)	-	-	3,424
Earn-out revaluation, acquisition related costs and other	4,599	5,294	3,111	7,854	1,725	5,631	20,858
Convertible notes amortization of discount and issuance costs	641	642	643	214	-	2,555	2,140
Taxes on income related to non-GAAP adjustments	(380)	(351)	(235)	(268)	(278)	(16,610)	(1,234)
Exchange rate (gain)/loss, net	(642)	531	431	126	463	859	446
Non-GAAP net income	$25,054	$27,448	$30,453	$32,143	$22,870	$95,099	$115,098
Weighted average number of ordinary shares - basic	36,019,143	36,585,998	36,415,189	36,107,120	35,971,243	36,984,757	36,281,883
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.70	$0.75	$0.84	$0.89	$0.64	$2.57	$3.17

Weighted average number of ordinary shares - diluted	39,446,707	39,653,165	39,391,560	37,387,076	36,601,102	39,994,015	38,969,647
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.64	$0.69	$0.77	$0.86	$0.62	$2.38	$2.95

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP net income	$798	$3,188	$5,537	$11,460	$8,564	$18,246	$20,983
Add:
Financial income and other	(7,325)	(6,554)	(6,815)	(3,899)	(1,963)	(27,706)	(24,593)
Taxes on income (tax benefit)	1,332	1,377	1,382	(1,658)	1,894	(6,358)	2,433
Depreciation and amortization	4,284	4,089	3,074	3,245	3,414	10,476	14,692
Share-based compensation	15,754	14,055	11,925	9,655	8,982	73,942	51,389
Impairment of intangible assets	-	-	2,400	-	-	-	2,400
Restructuring costs	-	-	3,567	(143)	-	-	3,424
Earn-out revaluation, acquisition related costs and other	4,599	5,294	3,111	7,854	1,725	5,631	20,858
Adjusted EBITDA	$19,442	$21,449	$24,181	$26,514	$22,616	$74,231	$91,586
Adjusted EBITDA margin	18.1%	19.7%	22.4%	24.7%	21.4%	19.0%	21.3%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
GAAP research and development	$23,627	$23,994	$25,150	$17,893	$18,061	$90,241	$90,664
Less:
Share-based compensation	4,730	4,129	3,229	2,333	2,196	23,569	14,421
Depreciation and amortization	265	313	309	301	279	831	1,188
Restructuring costs	-	-	2,258	(85)	-	-	2,173
Earn-out revaluation, acquisition related costs and other	65	62	(83)	137	159	28	181
Non-GAAP research and development	$18,567	$19,490	$19,437	$15,207	$15,427	$65,813	$72,701

GAAP sales and marketing	$47,390	$44,844	$40,669	$43,772	$45,579	$171,678	$176,675
Less:
Share-based compensation	2,246	1,369	1,338	1,079	984	13,592	6,032
Depreciation and amortization	716	550	507	429	467	2,308	2,202
Impairment of intangible assets	-	-	-	2,400	-	-	2,400
Restructuring costs	-	-	829	(2)	-	-	827
Earn-out revaluation, acquisition related costs and other	1,197	1,147	805	1,263	1,385	1,878	4,412
Non-GAAP sales and marketing	$43,231	$41,778	$37,190	$38,603	$42,743	$153,900	$160,802

GAAP general and administrative	$20,966	$21,415	$22,214	$20,736	$14,523	$74,814	$85,331
Less:
Share-based compensation	8,355	8,154	6,993	6,204	5,546	34,645	29,706
Depreciation and amortization	139	71	72	69	86	320	351
Impairment of intangible assets	-	-	2,400	(2,400)	-	-	-
Restructuring costs	-	-	242	(21)	-	-	221
Earn-out revaluation, acquisition related costs and other	3,293	4,085	2,432	6,448	175	3,697	16,258
Non-GAAP general and administrative	$9,179	$9,105	$10,075	$10,436	$8,716	$36,152	$38,795

RECONCILIATION OF GAAP CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	FY 2024	FY 2025
			(Unaudited)			(Unaudited)	(Unaudited)
Net cash provided by operating activities	$28,309	$25,204	$29,206	$21,870	$21,176	$83,068	$104,589
Purchase of property and equipment	(287)	(185)	(77)	(98)	(159)	(1,303)	(647)
Capitalization of internal-use software	(661)	-	-	-	-	(103)	(661)
Free cash flow	$27,361	$25,019	$29,129	$21,772	$21,017	$81,662	$103,281

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss), non-GAAP net income (loss) per share, and free cash flow, as well as operating metrics, including marketplace Gross Merchandise Value or GMV, annual active buyers, annual spend per buyer and marketplace take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net and other. Amortization of acquired intangible assets is excluded from the measures, however, the revenue from the acquired companies is included, and their assets actively contribute to revenue generation. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted. We use free cash flow as a liquidity measure and define it as net cash provided by operating activities less capital expenditures. We define Adjusted EBITDA margin as Adjusted EBITDA expressed as a percentage of revenue.

We define GMV or marketplace Gross Merchandise Value as the total value of transactions ordered through our marketplace, excluding value-added tax, goods and services tax, service chargebacks and refunds. Annual active buyers on any given date is defined as buyers who have ordered a Gig on our marketplace within the last 12-month period, irrespective of cancellations. Annual spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of annual active buyers as of such date. Marketplace take rate for a given period means marketplace revenue for such period divided by GMV for such period. When we refer in this release to the marketplace we refer to transactions conducted between buyers and freelancers on Fiverr.com. When we refer to the platform we refer to the marketplace and our additional services.

Management and our board of directors use certain metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business. In addition, we believe that free cash flow, which we use as a liquidity measure, is useful in evaluating our business because free cash flow reflects the cash surplus available or used to fund the expansion of our business after the payment of capital expenditures relating to the necessary components of ongoing operations. Capital expenditures consist primarily of property and equipment purchases and capitalized software costs.

Free cash flow should not be used as an alternative to, or superior to, cash from operating activities. In addition, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, annual active buyers, annual spend per buyer and marketplace take rate should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measures derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measures of Adjusted EBITDA, free cash flow and other non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income (loss), the nearest comparable GAAP measure, for the second quarter of 2026, or the fiscal year ending December 31, 2026, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, in the case of Adjusted EBITDA, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including, our business plans and strategy, expected business transitions, the long term growth of our business, AI services and developments, future investments and investment strategy, our product portfolio, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our recent reduction in force could adversely affect our business, results of operations and financial condition; AI developments may present challenges for our industry and reduce the demand for some of our service offerings; our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2026, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.